Exhibit 99.2

als Canada Ltd.                                                                               To:APEX GEOSCIENCE LTD.                                                                                                      Page:1
2103 Doiiarton Hwy                                                                                200- 9797 45 AVE                                                                             Total # Pages:2 (A-D)
North Vancouver bc V7H 0A7                                                                                EDMONTON AB T6E 5V8                                                                            Plus         Appendix Pages
phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com                                                                                                                                                       Finalized                  Date:             1 7-OCT-2014
Account: TTB

minerals

CERTIFICATE VA14141809

Project: 99885
This report is for 7 Rock samples submitted to our lab in Vancouver, BC, Canada on
7-OCT-2014.
The following have access to data associated with this certificate:
BAHRAM BAHRAMI	KRIS RAFFLE	CHERRY WILLIAMS

SAMPLE PREPARATION
ALS CODE	DESCRIPTION
WEI- 21	Received Sample Weight
LOG-22	Sample login - Red w/o BarCode
CRU- QC	Crushing QC Test
PUL-QC	Pulverizing QC Test
CRU-31	Fine crushing - 70% < 2mm
SPL- 21	Split sample - riffle splitter
PUL-31	Pulverize split to 85% <75 urn

ANALYTICAL PROCEDURES
ALS CODE	DESCRIPTION
ME- MS61	48 element four acid ICP- MS
Ag- OG62	Ore Grade Ag - Four Acid	VARIABLE
ME- OC62	Ore Grade Elements - Four Acid	ICP- AES
AU-AA24	Au 50g FA AA finish	AAS
To:APEXGEOSCIENCELTD.
ATTN: KRIS RAFFLE 200-9797 45 AVE EDMONTON AB T6E 5V8

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.
***** see Appendix Page for comments regarding this certificate *****
[Missing Graphic Reference]

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

www.alsglobal.com

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: 2 - A
Total # Pages: 2 (A - D)
Plus Appendix Pages
Finalized Date: 17- OCT- 2014
Account: TTB

Project: 99883

CERTIFICATE OF ANALYSIS VA14141809

Sample Description	Method	WEI-21	Au-AA24	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61
	Analyte	Recvd Wt.	Au	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Ce	Co	Cr	Cs	Cu
	Units	kg	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	ppm
	LOR	0.02	0.005	0.01	0.01	0.2	10	0.05	0.01	0.01	0.02	0.01	0.1	1	0.05	0.2
14KRP301		0.28	2.06	1.48	7.70	1.3	890	1.56	0.95	0.27	0.07	33.8	7.0	38	6.31	4540
14KRP302		0.38	0.677	0.91	7.04	19.2	1070	1.23	0.21	0.47	0.22	44.0	8.6	19	2.52	2550
14KRP303		0.30	0.385	0.69	6.98	2.6	780	1.43	6.45	0.24	0.03	30.0	9.2	38	5.26	2020
14KRP304		0.54	4.57	>100	0.52	180.5	210	0.53	101.5	0.08	2.04	11.05	2.4	46	0.49	801
14KRP305		0.38	0.515	4.58	0.21	15.3	1040	0.91	0.54	0.05	0.64	2.32	4.4	43	0.52	405
14KRP306		0.68	0.062	0.32	8.13	3.5	520	1.60	1.95	0.09	0.09	49.7	1.4	29	1.72	261
14KRP307		0.66	2.11	56.7	0.30	50.5	800	0.52	50.4	0.07	1.31	5.90	13.5	22	0.43	1505

***** See Appendix Page for comments regarding this certificate *****

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: 2 - B
Total # Pages: 2 (A - D)
Plus Appendix Pages
Finalized Date: 17- OCT- 2014
Account: TTB

Project: 99883

CERTIFICATE OF ANALYSIS VA14141809

Sample Description	Method	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61
	Analyte	Fe	Ga	Ge	Hf	In	K	La	Li	Mg	Mn	Mo	Na	Nb	Ni	P
	Units	%	ppm	ppm	ppm	ppm	%	ppm	ppm	%	ppm	ppm	%	ppm	ppm	ppm
	LOR	0.01	0.05	0.05	0.1	0.005	0.01	0.5	0.2	0.01	5	0.05	0.01	0.1	0.2	10
14KRP301		2.75	20.2	0.08	0.2	0.117	2.92	18.9	10.3	0.60	364	5.14	0.07	7.8	29.6	490
14KRP302		2.84	17.30	0.11	0.1	0.075	2.72	27.0	9.0	0.67	453	16.80	2.02	7.5	9.4	460
14KRP303		2.50	19.30	0.14	0.1	0.121	3.03	17.0	4.4	0.25	77	4.59	0.15	5.4	15.3	370
14KRP304		7.77	2.96	0.14	0.1	0.400	0.15	7.1	23.3	0.03	653	4.55	0.02	<0.1	13.1	630
14KRP305		2.61	1.09	0.06	<0.1	0.018	0.05	1.3	24.5	0.02	1040	10.85	0.01	0.1	11.6	130
14KRP306		4.27	16.00	0.15	0.2	0.054	3.29	31.0	5.8	0.26	53	9.53	0.18	2.9	5.9	770
14KRP307		10.70	1.72	0.09	0.1	0.137	0.06	5.2	22.4	0.04	6400	13.00	0.01	0.1	25.0	330

***** See Appendix Page for comments regarding this certificate *****

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: 2 - C
Total # Pages: 2 (A - D)
Plus Appendix Pages
Finalized Date: 17- OCT- 2014
Account: TTB

Project: 99883

CERTIFICATE OF ANALYSIS VA14141809

Sample Description	Method Analyte Units LOR	ME-MS61 Pb ppm 0.5	ME-MS61 Rb ppm 0.1	ME-MS61 Re ppm 0.002	ME-MS61 S % 0.01	ME-MS61 Sb ppm 0.05	ME-MS61 Sc ppm 0.1	ME-MS61 Se ppm 1	ME-MS61 Sn ppm 0.2	ME-MS61 Sr ppm 0.2	ME-MS61 Ta ppm 0.05	ME-MS61 Te ppm 0.05	ME-MS61 Th ppm 0.2	ME-MS61 Ti % 0.005	ME-MS61 Tl ppm 0.02	ME-MS61 U ppm 0.1
14KRP301		7.0	106.0	0.020	1.58	0.57	3.1	4	0.9	25.4	0.69	0.22	14.4	0.136	2.99	2.6
14KRP302		44.8	90.2	0.210	0.85	0.91	2.8	3	1.2	194.0	0.58	<0.05	15.2	0.125	2.06	2.3
14KRP303		16.1	109.0	0.026	2.57	0.88	3.9	6	1.4	54.1	0.44	1.14	13.6	0.100	3.42	2.6
14KRP304		1645	5.8	<0.002	0.15	809	1.4	14	0.9	117.0	<0.05	81.1	0.6	0.031	0.28	1.1
14KRP305		151.0	2.4	0.002	0.08	22.8	0.5	1	0.2	47.6	<0.05	0.83	0.2	0.005	0.20	0.3
14KRP306		38.3	117.0	0.005	0.19	1.18	4.2	19	1.2	53.3	0.27	1.43	17.7	0.064	1.70	1.7
14KRP307		1855	2.8	0.002	0.29	17.75	0.9	9	3.2	201	<0.05	27.7	0.2	0.005	0.80	0.5

***** See Appendix Page for comments regarding this certificate *****

ALS Canada Ltd.

2103 Dollarton Hwy
www.alsglobal.com
North Vancouver BC V7H 0A7
Project: 99883
CERTIFICATE OF ANALYSIS VA14141809
Sample Description	Method Analyte Units LOR	ME- MS61 V ppm 1	ME- MS61 w ppm 0.1	ME- MS61 Y ppm 0.1	ME- MS61 Zn ppm 2	ME- MS61 Zr ppm O.S	Ag- 0C62 Ag ppm 1
14KRP301		53	0.8	3.5	43	3.2
14KRP302		48	0.4	5.0	87	2.2
14KRP303		56	0.6	3.4	8	2.0
14KRP304		20	0.1	1.3	376	2.6	423
14KRP305		16	23.1	6.8	262	<0.5
14KRP306		57	0.6	2.2	26	6.1
14KRP307		202	83.6	9.0	838	2.7
Phone: 604 984 0221 Fax: 604 984 0218
To: APEX GEOSCIENCE LTD. 200- 9797 45 AVE EDMONTON AB T6E 5V8
Page: 2 - D Total # Pages: 2 (A - D) Plus Appendix Pages Finalized Date: 1 7- OCT- 201 4 Account: TTB

ALS Canada Ltd.

2103 Dollarton Hwy
www.alsglobal.com
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218
To: APEX GEOSCIENCE LTD. 200- 9797 45 AVE EDMONTON AB T6E 5V8
Page: Appendix 1 Total # Appendix Pages: 1 Finalized Date: 17- OCT- 2014 Account: TTB

Project: 99883

CERTIFICATE OF ANALYSIS VA14141809

CERTIFICATE COMMENTS

ANALYTICAL COMMENTS
REE's may not be totally soluble in this method. ME- MS61
LABORATORY ADDRESSES
Processed at ALS Vancouver located at 2103 Dollarton Hwy, North Vancouver, BC, Canada. Ag- OC62AU-AA24CRU-31
LOG-22                                                  ME-MS61                                                  ME-OG62
PUL-QC                                                  SPL-21                                                  WEI-21
Applies to Method:

Applies to Method:
CRU- QC PUL- 31